UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2008
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___to ___
Commission File Number 1-8703
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
     Western Digital Corporation (the “Company”) has established the Western Digital Corporation 401(k) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.
REQUIRED INFORMATION
I.   Financial Statements:
These statements are listed in the Index to the Financial Statements.
II. Exhibits:
Consent of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Date: December 22, 2008	By:	/s/ TIMOTHY M. LEYDEN
Timothy M. Leyden
Retirement, Severance, and Administrative Committee Member

WESTERN DIGITAL CORPORATION 401(K) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	5
Statements of Net Assets Available for Plan Benefits as of June 30, 2008 and 2007	6
Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 2008 and 2007	7
Notes to Financial Statements	8
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at June 30, 2008	14

Note: Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan:
     We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the Plan) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of June 30, 2008. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation 401(k) Plan as of June 30, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of June 30, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Los Angeles, California
December 22, 2008

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	June 30,
	2008	2007
Assets
Investments, at fair value	$285,952	$250,702
Participant loans	5,091	3,198

Total Investments	291,043	253,900
Non-interest bearing cash	142	24

Net assets available for Plan benefits, at fair value	291,185	253,924

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	99	658

Net assets available for Plan benefits	$291,284	$254,582

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
(in thousands)

	Year ended June 30,
	2008	2007
Additions to net assets attributable to:
Contributions:
Participant	$41,293	$21,019
Employer	5,159	3,829

Total contributions	46,452	24,848

Investment income:
Net appreciation (depreciation) in fair value of investments	(10,005)	20,561
Dividend income	13,804	7,766
Interest income	308	198
Other expense	(121)	(236)

Total investment income	3,986	28,289

Deductions from net assets attributable to:
Participant distributions paid	(13,736)	(17,719)

Net increase in net assets available for Plan benefits	36,702	35,418
Net assets available for Plan benefits:
Beginning of year	254,582	219,164

End of year	$291,284	$254,582

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements
June 30, 2008 and 2007
(1) Description of the Plan
     General
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Administration of the Plan
     The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan.
     Contributions
     U.S. based employees of the Company, who meet the Plan’s eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. During 2008 and 2007, eligible employees were able to contribute up to 30% of their compensation on a pretax basis provided that contributions did not exceed Internal Revenue Service (IRS) limitations. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to IRS limitations. The amount of the catch up contribution is not eligible for matching contributions under the Plan. Effective January 1, 2008, the Plan was amended to allow the Company to make a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the first 5% of each such participant’s pre-tax contributions, provided, however, that each eligible participant shall receive a minimum annual basic matching contribution equal to fifty percent (50%) of the first $4,000 of pre-tax contributions for any calendar year. The Company may also make additional contributions at its discretion. During 2008 and 2007, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.
     Investments
     As of June 30, 2008 and 2007, the Plan had 31 and 27 investment options, respectively, available to eligible participants in the Plan. As of June 30, 2008 and 2007, all of the Plan’s assets were invested in mutual funds, common collective trust funds (CCTs), Western Digital common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis. Participants may also transfer up to a maximum of 25% of their overall plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows plan participants to invest in various common stock and mutual funds.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
Participant Loans
     Loans can be made to a participant at a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2008 and 2007 ranged from 5.00% to 10.50%.
Participant Accounts
     A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund.
Payment of Benefits and Forfeitures
     Upon termination of service, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During 2008, Plan forfeitures totaling approximately $357,000 were used to reduce employer contributions, compared to 2007 in which approximately $344,000 were used to reduce employer contributions. Unallocated forfeitures at June 30, 2008 and 2007 were not significant to the financial statements.
     Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.
Vesting
     Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.
Plan Amendments
     Effective January 1, 2008, the Plan was amended to allow the Company to make a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s pre-tax contributions for the contribution cycle which do not exceed five percent (5%) of the eligible participant’s compensation for the contribution cycle, provided, however, that each eligible participant shall receive a minimum annual basic matching contribution equal to fifty percent (50%) of the first $4,000 of the eligible participant’s pre-tax contributions for the calendar year. This basic matching contribution shall be paid to the trustee and allocated to the eligible participant’s contribution account as soon as practicable following the last day of such contribution cycle.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
(2) Summary of Significant Accounting Policies
Basis of Presentation
     The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 2008 and 2007 and changes in net assets available for Plan benefits for the years ended June 30, 2008 and 2007. Unless otherwise indicated, references to specific years are to the Plan’s fiscal year.
Valuation of Investments and Income Recognition
     Investments in common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan’s fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Investments in mutual funds are reported at fair market value. Investments in common collective trust funds (“CCTs”) are stated at estimated fair values, which have been determined based on the unit values of the CCTs. Unit values are determined by the bank sponsoring such CCTs by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at their outstanding balance, which approximates fair market value. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
     The T. Rowe Price Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Payment of Benefits
     Benefits are recorded when paid. At June 30, 2008 and 2007, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.
Use of Estimates
     The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Adoption of New Accounting Pronouncements
     Effective as of July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109 (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The adoption of FIN 48 had no impact on the Plan’s net assets available for plan benefits as of June 30, 2008 or changes of net assets available for plan benefits for the year then ended.
Recent Accounting Pronouncements
     In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“Statement 157”). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
beginning after November 15, 2007. The Plan is required to adopt Statement 157 beginning on July 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening net assets available for plan benefits in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Plan is currently evaluating the impact of adopting Statement 157 on its financial condition and changes in net assets available for benefits.
(3) Investments
     The following presents the Plan’s investments as of June 30, 2008 and 2007, with individual investments that represent 5% or more of the Plan’s net assets available for benefits, separately identified (in thousands):

	2008		2007
Common Stock Fund:
Western Digital Corporation	$33,631		$25,248
Mutual Funds:
Equity Income Fund	19,011		21,961
PIMCO Total Return II Fund	16,634		—	*
International Stock Fund	—	*	16,677
Mid-Cap Growth Fund	22,931		20,899
Science & Technology Fund	—	*	12,972
Dodge & Cox International Stock Fund	19,019		—	*
Small-Cap Value Fund	19,568		23,552
Common Collective Trust Funds:
Equity Index Trust	32,665		40,774
Stable Value Fund	55,804		42,993
All investments less than 5% of Plan Assets	71,780		48,824

Total Investments	$291,043		$253,900

*	This amount represents less than 5% of the Plan’s net assets during the respective year, presented for comparative purposes.
     During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows (in thousands):

	2008	2007
Common Stock Fund	$19,953	$(322)
Mutual Funds	(26,818)	13,714
Common Collective Trust Funds	(3,140)	7,169

	$(10,005)	$20,561

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
(4) Profit Sharing Feature
     All eligible domestic employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, a portion of each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 2008 and 2007, the Company made no profit sharing contributions to the Plan.
(5) Party-In-Interest Transactions
     Certain investments in mutual funds, investments within the Tradelink Investment account and assets held in a non-discretionary trust within the Plan are managed by T. Rowe Price Trust Company, the Plan trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid approximately $173,000 and $122,000 to T. Rowe Price Trust Company in fees and expenses for the years ended June 30, 2008 and 2007, respectively.
(6) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.
(7) Tax Status
     The Internal Revenue Service has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(8) Risks and Uncertainties
     The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
     Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.
     As of June 30, 2008 and 2007, approximately 12% and 10%, respectively, of total Plan investments were invested in Western Digital Corporation common stock.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)
(9) Reconciliation of the Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of and for the year ended June 30, 2008:

Net assets available for plan benefits per the financial statements	$291,284
Adjustment from fair value to contract value for fully benefit-responsive Investment contracts	(99)

Net assets available for plan benefits per the Form 5500	$291,185

     The following is a reconciliation of increase in net assets available for plan benefits per the financial statements to the Form 5500:

Total increase in net assets available for plan benefits per the financial statements	$36,702
Adjustment from fair value to contract value for fully benefit-responsive Investment contracts	(99)

Total increase in net assets available for plan benefits per the Form 5500	$36,603

WESTERN DIGITAL CORPORATION 401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
June 30, 2008
(in thousands**)

Identity of Issue, Borrower, Lessor	Description of Investment,	Current
or Similar Party	Including Collateral or Par Value	Value	Cost
Common stock:
* Western Digital Corporation	974 shares common stock, $.01 par value	$33,631	$13,829

Mutual funds:
Bond funds:
Pacific Investment Management Company	1,631 shares PIMCO Total Return II Mutual Fund	16,634	16,762
Pacific Investment Management Company	682 shares PIMCO High Yield Fund	6,162	6,330

Stock funds:
* T. Rowe Price Trust Company	627 shares T. Rowe Price Science & Technology Mutual Fund	13,650	16,467
* T. Rowe Price Trust Company	813 shares T. Rowe Price Equity Income Mutual Fund	19,011	21,300
* T. Rowe Price Trust Company	563 shares T. Rowe Price Small-Cap Value Mutual Fund	19,568	18,977
* T. Rowe Price Trust Company	426 shares T. Rowe Price Mid-Cap Growth Mutual Fund	22,931	22,508
* T. Rowe Price Trust Company	467 shares T. Rowe Price Dodge & Cox International Stock Mutual Fund	19,019	19,474
* T. Rowe Price Trust Company	51 shares Retirement Income Fund	640	667
* T. Rowe Price Trust Company	92 shares Retirement 2005 Fund	1,024	1,089
* T. Rowe Price Trust Company	239 shares Retirement 2010 Fund	3,623	3,844
* T. Rowe Price Trust Company	333 shares Retirement 2015 Fund	3,916	4,240
* T. Rowe Price Trust Company	452 shares Retirement 2020 Fund	7,375	7,856
* T. Rowe Price Trust Company	473 shares Retirement 2025 Fund	5,688	6,219
* T. Rowe Price Trust Company	316 shares Retirement 2030 Fund	5,464	5,925
* T. Rowe Price Trust Company	196 shares Retirement 2035 Fund	2,394	2,624
* T. Rowe Price Trust Company	122 shares Retirement 2040 Fund	2,122	2,305
* T. Rowe Price Trust Company	66 shares Retirement 2045 Fund	761	817
* T. Rowe Price Trust Company	11 share Retirement 2050 Fund	100	107
* T. Rowe Price Trust Company	30 shares Retirement 2055 Fund	282	308
Old Mutual Develop Growth	270 shares Old Mutual Develop Growth Mutual Fund	4,033	4,008
Mainstay Large Cap	1,150 shares Mainstay Large Cap Fund	7,868	7,616
Domini Social Equity Fund	99 shares Domini Social Equity Fund	928	972

Total mutual funds		163,193	170,415

Common Collective Trust Fund:
* T. Rowe Price Trust Company	55,903 shares T. Rowe Price Stable Value Fund	55,804	55,903
* T. Rowe Price Trust Company	850 shares T. Rowe Price Equity Index Trust	32,665	31,415

Total common trust fund		88,469	87,318

Other:
* Tradelink Investments	Various publicly traded equity investments	659	659

* Participant Loans	729 participant loans with various maturities; interest rates range from 5.00% to 10.50%; balances collateralized by participant accounts	5,091	—

		$291,043	$272,221

*	Party-in-interest.

**	Except for par value and number of participant loans.
See accompanying report of independent registered public accounting firm.

WESTERN DIGITAL CORPORATION 401(K) PLAN
INDEX TO EXHIBITS

		Sequentially
Exhibit	Description	Numbered Page
23	Consent of Independent Registered Public Accounting Firm	16